SEYFARTH SHAW LLP

131 South Dearborn Street

Suite 4200

Chicago, Illinois 60603

February 13, 2012

VIA EDGAR

Mr. Larry Greene

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Plan Investment Fund, Inc. (the “Registrant”)

File Nos. 002-99584 and 811-04379

Dear Mr. Greene:

On behalf of the Registrant, we are responding to the oral comments of the Staff you provided on January 23, 2012 regarding Post-Effective Amendment No. 35 to the Registration Statement on Form N-1A (“Registration Statement”) of the Registrant, which was filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2011, under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, pursuant to Rule 485(a) under the Securities Act (the “485(a) Filing”). Please advise me as soon as possible if any of the comments set forth below do not accurately reflect the comments of the Staff regarding the 485(a) Filing, or if you have any questions or comments concerning the responses thereto.

The 485(a) Filing relates to two additional portfolios of the Registrant (the “Portfolios”), which are named the Ultrashort Duration Government Portfolio (the “Government Portfolio”) and the Ultrashort Duration Bond Portfolio (the “Bond Portfolio”). The Registrant intends to file a further Post-Effective Amendment to the Registration Statement relating to the Portfolios on or before February 29, 2012 pursuant to Rule 485(b) under the Securities Act (the “485(b) Filing”) in order to file certain Exhibits to the Registration Statement. The Prospectus and Statement of Additional Information included in the 485(b) Filing will contain the disclosures set forth or referred to below.

1. Comment: If the Portfolios will invest in derivatives, disclose the derivatives that will be invested in and disclose the risks relating thereto. Please see the letter dated July 30, 2010 from Barry Miller of the SEC to Karrie McMillan of the Investment Company Institute.

Response: The Registrant does not expect that the Portfolios will invest in derivatives. If this changes in the future, disclosure concerning such derivatives and the risks thereof will be included in the Prospectus and/or the Statement of Additional Information.

February 13, 2012

2. Comment: Since the Portfolios use the words “government” and “bond” in their names, they must adopt policies to invest, under normal circumstances, at least 80% of the value of their assets in the particular type of investments suggested by their names.

Response: The Registrant has adopted such policies with respect to the Portfolios.

3. Comment: Please explain what Participation Certificates are and any differences between Participation Certificates and shares.

Response: The following disclosure will be added on page 21 of the Prospectus, immediately below “OTHER INFORMATION”:

Participation Certificates

The Participation Certificates are shares of stock of the Fund. Under the Articles of Incorporation of the Fund, its shares of stock are referred to as “Participation Certificates.” The Participation Certificates of the Ultrashort Duration Government Portfolio and the Ultrashort Duration Bond Portfolio initially will be issued at a price of $10.00 per Participation Certificate, and will be entitled to ten votes per Participation Certificate. The Participation Certificates of the Government/REPO Portfolio and the Money Market Portfolio, which are money market funds, seek to maintain a net asset value of $1.00 per Participation Certificate, and are entitled to one vote per Participation Certificate.

4. Comment: If a Portfolio invests in shares of other investment companies, add a subcaption to the Annual Fund Operating Expenses portion of the fee tables on pages 1 and 5 of the Prospectus entitled “Acquired Fund Fees and Expenses.” In the event the fees and expenses incurred indirectly by a Portfolio as a result of such investment do not exceed 0.01 percent (one basis point) of average net assets, the Portfolio may include these fees and expenses under the subcaption “Other Expenses” in lieu of this disclosure requirement.

Response: While the Portfolios may invest in other investment companies, it is expected that such investments will be limited to money market sweep accounts and will not be significant. If such investments are made, the Registrant will reflect the information in the tables in accordance with this comment.

February 13, 2012

5. Comment: Regarding the fee tables, please disclose whether any part of the fee waivers are subject to recapture. If fees are recaptured in the future, they should not be treated as waived.

Response: The following language will be added at the end of footnote 2 to the tables on pages 1 and 5 of the Prospectus:

“Also as described under such caption in the Statement of Additional Information relating to this Prospectus, the Administrator (but not the Investment Advisor) is entitled to recover certain fees waived and expenses reimbursed under certain circumstances.”

If fees are recaptured in the future, they will not be treated as waived in the tables.

6. Comment: Please make the disclosures regarding financial intermediary compensation required by Item 8 of Form N-1A unless this Item is inapplicable to the Portfolios.

Response: Item 8 of Form N-1A is inapplicable to the Portfolios because neither the Registrant nor any of its related companies pay financial intermediaries for the sale of Participation Certificates or related services.

7. Comment: On page 10 of the Prospectus it is stated that the Portfolio will notify its Participation Certificate holders at least 60 days in advance of a change in its investment policies that would enable the Portfolio to invest, under normal circumstances, less than 80% of its assets in securities which are issued or guaranteed by the U.S. government. Please specify that such notice will be in writing.

Response: Such disclosure will be made on pages 10 and 16 of the Prospectus and pages B-3 and B-8 of the Statement of Additional Information.

February 13, 2012

8. Comment: On page 17 of the Prospectus, please provide additional detail concerning the types of asset-backed securities in which the Bond Portfolio may invest.

Response: The following disclosure will be added at the end of the paragraph captioned “Asset-Backed Securities” on page 17 of the Prospectus:

“Asset-backed securities in which the Ultrashort Duration Bond Portfolio may invest include senior and subordinated securities with investment grade quality ratings backed by a wide variety of consumer and business related receivables. Such securitizations may include (but are not limited to) automobile retail installment contracts, automobile leases, auto dealer floorplan loans, utility rate-reduction bonds, credit card receivables (bank and retailer), heavy equipment loans and floorplan loans, business equipment loans, floorplan loans and leases, and federally guaranteed student loans.”

9. Comment: On page 18 of the Prospectus, to the extent that delayed delivery transactions, including dollar rolls, involve leverage and leverage risks, please disclose this.

Response: The only anticipated delayed delivery transactions by the Portfolios will be the purchase of newly issued (i.e., “when-issued’) transactions on an unlevered basis (i.e., cash within the Portfolios will be segregated to cover the purchase settlement). The Portfolios will not be investing in mortgage TBAs, dollar rolls or other delayed delivery transactions that involve leverage.

10. Comment: On page 22 of the Prospectus, there is disclosure concerning the investment advisory fees to be paid by the Portfolios. Consider whether there are any joint transaction issues under Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder with regard to this arrangement.

Response: The Fund does not believe that its investment advisory agreements with Merganser with respect to the Portfolios create any joint transaction issues under Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder.

These agreements do not provide for any payments by one Portfolio to the other or any sharing of assets between the Portfolios. Rather, the agreements provide that for purposes of calculating investment advisory fees for a Portfolio, breakpoints will be applied on the basis of the aggregate net assets of the Portfolios.

February 13, 2012

The Investment Advisor had originally proposed that the breakpoints be applied on the basis of the net assets of each Portfolio, but the Fund was able to negotiate the current arrangement with the Investment Advisor. This arrangement will always be advantageous or neutral for a Portfolio, since it will result in application of the breakpoints against a larger amount of net assets. This arrangement would never cause a Portfolio to pay more than if the breakpoints were applied only to the net assets of that Portfolio. (If there are no net assets in one of the Portfolios, this arrangement will be neutral with respect to each Portfolio.)

In addition, Rule 17d-1(c) specifically provides that a “joint enterprise or other joint arrangement or profit sharing plan” for purposes of Rule 17d-1 shall not include an investment advisory contract subject to Section 15 of the Investment Company Act.

To clarify this matter, the text immediately following the table on page 22 of the Prospectus will be revised to read in its entirety as follows:

“Determinations of the amount of the investment advisory fee, and the amount thereof to be charged to the respective Portfolio (which shall be based upon the average net assets held in such Portfolio), shall be made by BNY Mellon Investment Servicing (US) Inc. (“BNY Mellon Investment Servicing”), as Service Agent for the Portfolios.”

11. Comment: On page 25 of the Prospectus, it is stated that none of the Trustees is an “interested person” of the Fund under the Investment Company Act. Please highlight this circumstance by using a caption or moving this statement further up in the table.

Response: The sentence on page 25 that says: “None of the Trustees is an ‘interested person’ of the Fund under the Investment Company Act of 1940, as amended” will be moved so that it immediately follows the sentence on page 24 that says: “The Trustees of the Fund are as follows” on page 24 of the Prospectus.

12. Comment: On page 28 of the Prospectus it is stated that the Fund acts as its own distributor without the services of an underwriter. Please consider whether the Fund is acting in compliance with Section 12(b) of the Investment Company Act and Rule 12b-1 thereunder in this regard.

Response: The Fund believes it is acting in compliance with Section 12(b) of the Investment Company Act and Rule 12b-1 thereunder. Pursuant to these provisions, an investment company may not engage, directly or indirectly in financing any activity which is primarily intended to result in the sale of shares issued by such company. The Fund does not engage in financing any such activities.

February 13, 2012

13. Comment: Also on page 28 of the Prospectus (third paragraph), it is stated that payment for orders which are not received or accepted will be returned after prompt inquiry to the sending investor. Please confirm that this applies in all cases.

Response: The Registrant confirms that this applies in all cases.

14. Comment: On page 30 of the Prospectus, please disclose that the Fund has an anti-money laundering compliance officer.

Response: The following will be added as a second sentence in the paragraph under “Anti-Money Laundering Requirements:”

“The Chief Compliance Officer of the Fund has been designated as the Compliance Officer under the Anti-Money Laundering Policy of the Fund.”

15. Comment: On page B-13 of the Statement of Additional Information, there are disclosures relating to borrowing of money (Item 1) and issuing of senior securities (Item 6). Is this saying that in circumstances other than those described, use of leverage is not subject to these restrictions?

Response: The disclosure is not intended to say that use of leverage is not subject to these restrictions in other circumstances. The Item 1 disclosure on page B-13 of the Statement of Additional Information will be revised to read as follows:

“1. Borrow money, except from commercial banks for temporary purposes, and then in amounts not in excess of 5% of the total assets of the respective Portfolio at the time of such borrowing; or mortgage, pledge or hypothecate any assets except in connection with any such borrowing and in amounts not in excess of the lesser of the dollar amount borrowed or 5% of the total assets of the respective Portfolio at the time of such borrowing. This borrowing provision applies, among other circumstances, to reverse repurchase agreements and dollar rolls whose proceeds are utilized to provide liquidity to meet redemption requests. At no time shall the level of funds borrowed to meet redemption requests exceed 5% of the total assets of the respective Portfolio; the interest expenses associated with such credit arrangements will be charged to the income of the respective Portfolio; and any new cash flows must be applied to retiring such Portfolio borrowings.”

February 13, 2012

The Item 6 disclosure on said page will be revised to read as follows:

“6. Issue senior securities except to the extent that investment policies related to reverse repurchase agreements discussed herein may be deemed to involve the issuance of senior securities within the meaning of the Investment Company Act.”

16. Comment: On page B-14 of the Statement of Additional Information, please clarify that the Ultrashort Duration Government Portfolio has a policy regarding concentrating investments in a particular industry or group of industries.

Response: After the disclosure on page B-14 of the Statement of Additional Information which says: “1. Purchase any securities other than (a) obligations issued or guaranteed by the United States Government, Federal Agencies or U.S. Government sponsored corporations, or (b) repurchase agreements with major banks and dealer firms, fully secured by delivered U.S. Government, Federal Agency or U.S. Government sponsored corporation securities” the following disclosure will be added:

“This investment policy would prevent the Ultrashort Duration Government Portfolio from purchasing any securities, which would cause 25% or more of the total assets of the Portfolio at the time of such purchase to be invested in the securities of issuers conducting their principal business activities in the same general industry or group of industries. There is no limitation for the Portfolio with respect to investments in U.S. Government obligations or for the obligations of domestic branches of U.S. banks. (The Fund interprets “domestic branches of U.S. banks” for purposes of this investment limitation to include U.S. branches of foreign banks, if such branches are subject to the same regulation as U.S. banks.)”

17. Comment: Also on page B-14 of the Statement of Additional Information, please state that the concentration policy relates to the same general industry or group of industries.

Response: The disclosure on page B-14 of the Statement of Additional Information will be revised to state this.

February 13, 2012

18. Comment: On page B-16 of the Statement of Additional Information, describe any ongoing arrangements to make available information about the Fund’s portfolio securities to any person, including the identity of the persons who receive information pursuant to such arrangements. See Item 16(f)(2) of Form N-1A.

Response: The following disclosure will be added immediately after the first full paragraph on page B-17 of the Statement of Additional Information:

“Ongoing Arrangements. The Fund has ongoing arrangements to provide selective disclosure of Fund portfolio holdings to the following persons or entities:

•	The Fund’s Board of Trustees and, if necessary, Fund counsel

•	The Fund’s Service Agent

•	The Fund’s Transfer Agent

•	The Fund’s Custodian

•	The Fund’s Administrator and its parent company

•	The Fund’s independent registered public accounting firm

With respect to each such arrangement, the Fund has a legitimate business purpose for the release of information. The release of the information is subject to approval of the executive officers of the Fund and confidential treatment to prohibit the entity from sharing the information provided with an unauthorized source. The Fund, Merganser and their affiliates do not receive any compensation or other consideration in connection with such arrangements.”

19. Comment: On page B-28 of the Statement of Additional Information, please indicate whether or not any members of the audit committee are interested persons of the Registrant.

Response: The following sentence will be added at the end of the first partial paragraph on page B-28 of the Statement of Additional Information:

“No member of the Audit Committee is an interested person of the Fund.”

February 13, 2012

*    *     *

Registrant acknowledges that (1) the effectiveness of this filing does not foreclose the SEC from taking any action with regard to the Registration Statement, (2) the actions of the SEC or its staff do not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement and (3) the Registrant may not assert those actions as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any communications relating to this filing to me at (312) 460-5961.

Very truly yours,

/s/ Robert F. Weber

Robert F. Weber

RFW/ko

cc: Mr. Dale E. Palka